UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 15, 2024

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

484 Broome St.

New York, New York 10013

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (646) 666-0515

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#03EXQUISITEBOX; #03TOPPSCHROMEWAX; #18-19BASKETBALLGROWTHBASKET; #1909E95SGCSET; #1959TOPPSBASEBALLSET; #1964KOUFAXJERSEY; #1969TOPPSBASKETBALLSET; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #48LEAFRUTHSGC8; #AARON1954PSA8.5; #AARONDECADEBASKET; #ACUNABOWMAN10BASKET; #ACUNAGOLD9.5; #ALEXRODRIGUEZ09WSUNIFORM; #ALIROOKIECARDBVG8; #ALKALINE1954TOPPSPSA9; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BABERUTHBOWSOUTPHOTO; #BANKS1954PSA9; #BETTSBLUEREFRACTORBASKET; #BETTSGOLDREFRACTORBASKET; #BOBBYORRBRUINSJERSEY; #BRADY2000SPXSPECTRUMBGS9.5; #BRADYBOWMAN10; #BRADYCHAMPIONSHIPTICKET; #BRADYDEBUTTICKET; #BRADYPLAYOFFCONTENDERSBASKET; #BRADYREEBOKFLAWLESS; #BRADYROOKIE; #CASSIUSCLAYLISTONUPITYPE1; #CHAMBERLAINHSUNIFORM; #CHAMBERLAINPHILAJERSEY59-60; #CHICAGOBULLSDYNASTYHARDWOOD; #CHRISBOSHGAMEWORNRAPTORSSNEAKERS; #CLEMENTE1955PSA8; #CLEMENTE65-68BAT; #CLEMENTEWHITE&GRAYBASKET; #COBBMINTE98; #COBBVINTAGET206PHOTO; #CRISTIANORONALDORC1OF1; #CROSBYTHECUPBASKET; #CROSBYWINTERCLASSICSKATES; #CURRYRPABGS9.5; #DAVEBINGSIGNED50GREATESTNBAPLAYERSLITHOGRAPH; #DEVERSSUPERFRACTOR; #DIMAGGIO1933BAT; #DONCICBLUEPSA10; #DONOVANMITCHELLNT9.5; #DURANTCHROMEREFRACTORPSA10; #DWADEULTIMATE; #EDDIEPLANKT206PSA4; #ELWAY1984ROOKIECARDPSA10BASKET; #EMBIIDFIRST50POINTGAMEJERSEY; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #ERLINGHAALANDPSA10BASKET; #FRANKROBINSON1957PSA9BASKET; #FRANKROBINSON500HRBAT; #GARYCARTER1975PSA10BASKET; #GIANNIS48POINTGAMESNEAKERS; #GIANNISGOLDIMMACULATE; #GIANNISRPA; #GLEYBERTORRESORANGE9.5; #GRETZKY1979TOPPS9; #GRETZKYOPEECHEE1979; #GRIFFEY89UPPERDECKSGCGOLD; #HARMONKILLEBREW1955TOPPSPSA9; #HONUSWAGNER1910PSA5; #JACKIELEAF3.5; #JACKIEROBINSON1952TOPPSPSA8.5; #JACKIEROBINSON53TOPPS8; #JETERFOILRCBASKETBGS9.5; #JIMMIEFOXX1938BAT; #JOKICREFRACTOR1OF1; #JORDAN85NIKEBASKET; #JORDAN86FLEERBGS9.5BASKET; #JORDANEXQUISITE8.5FLASHBACK; #JORDANEXQUISITEBGS8; #JORDANFLEER86SGC10; #JORDANLEBRONMAGICTRIPLESIGS; #JORDANLEBRONSIGNOFTHETIMES; #JORDANMAGICLEBRONTRIPLEAUTOJERSEY; #JORDANROOKIEJERSEY; #JORDANSIGNEDPROFESSIONALBAT; #JOSHALLENGOLDBGS9.5; #JUSTINHERBERTHIDDENTREASURERPA; #KAREEMPOINTSRECORDBALL; #KAWHIBASKET; #KEVINDURANTHSJERSEY; #KOBEBLACKHISTORYMONTHFINALSEASONSHOES; #KOBEBRYANT2001WARMUPJACKET; #KOBEBRYANTFIRSTWHITE#24JERSEY; #KOBEBRYANTROOKIESNEAKERS; #KOBEBRYANTROYALBLUEJORDANSNEAKERS; #KOBEFINALSEASONSNEAKERS; #KOBELEBRONJORDANMAGICQUADAUTO; #KOBEREEBOKIVERSONRETROS; #KOUFAX1955PSA8.5; #KOUFAX55PSA9; #KOUFAXPSA8; #LBJEXQUISITE; #LBJKOBETOPPSBASKET; #LEBRONBLACKDIAMOND; #LEBRONBLACKREFRACTOR; #LEBRONCREDENTIALS; #LEBRONEMBLEMSOFENDORSEMENT; #LEBRONMELOBOSH2008TRIPLELOGOMAN; #LEBRONMELODUALLOGOMAN; #LEBRONMELOWADETRIORC; #LEBRONROOKIESHOES; #LEBRONULTIMATE; #LOUGEHRIGRCPHOTO; #LUKADONCICGUROOKIESNEAKERS; #LUKAROOKIEJERSEY; #LUKAWHITESPARKLE; #MAGICBIRDDRJ; #MAGICBIRDDRJ1980PSA9; #MAGICBIRDDRJPSA8BASKET; #MAGICBIRDLOGOMAN; #MAHOMESBRONZEBASKET; #MAHOMESEMERALDRPABGS9; #MAHOMESIMMACULATE1OF1; #MAHOMESNT1OF1; #MAHOMESNT8.5; #MANTLE1952BOWMANPSA8; #MANTLE1952TOPPSPSA8; #MANTLE1953BOWMAN8BASKET; #MANTLE1953TOPPS8; #MANTLE1956PSA8BASKET; #MANTLE1957TOPPSPSA8.5; #MANTLE1960PSA9; #MANTLE1964TOPPS9; #MANTLE1965TOPPS9; #MANTLE1966TOPPSPSA9BASKET; #MANTLE1967TOPPS9; #MANTLE1968PSA9BASKET; #MANTLE1969TOPPS9; #MANTLE52TOPPSPSA7; #MANTLE54BOWMANBASKET; #MANTLEDEBUTSTUB; #MARINO1984ROOKIECARDBGS10BASKET; #MARINOMANNINGFAVREJERSEYS; #MARIS58TOPPSPSA9; #MAYS1951BOWMAN7; #MAYS1951PHOTO; #MAYS1952PSA8; #MAYS1956GRAYPSA9; #MAYS1959PSA9BASKET; #MAYS1960PSA9; #MAYWEATHERRCPSA10; #MESSIMEGACRACKS#71PSA9; #MESSIROOKIEBASKET; #MICHAELPORTERJRBASKET; #MIKAN48BOWMANPSA7; #MIKANRCPHOTO; #MLBALLSTARGAMETICKETRUNCOLLECTION; #MLBHALLOFFAMEBASEBALL; #MONTANARCPSA10; #MOOKIEBETTSGLOVE; #MPJCHAMPIONSHIPTICKET; #NADALNETPROGLOSSY; #NEGROLEAGUELEGENDARYCUTSBASKET; #NOLANRYAN1968MILTONBRADLEYPSA9; #NTBBALLWAXBUNDLE; #ORANGEDOMINGUEZ; #OSCARROBERTSONCINCINNATIROYALSJERSEY; #OTTOGRAHAM1950BOWMANPSA9; #OVECHKINSPAUTHBASKET9.5; #OVECHKINTHECUPBGS8.5; #OZZIESMITHRCBGS9.5; #PAULMOLITOR1978TOPPSPSA10; #PAULPIERCE2010ASGJERSEY; #PEYTONMANNINGMVPHELMET; #RICKEYHENDERSONRCPSA10; #RODGERSPLAYOFFCONTENDERSGREEN; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #ROYCAMPANELLA1949BOWMANPSA9; #RUTH1914BALTIMORENEWSSGC3; #RUTH33GOUDEYSGC8; #SADAHARUOHBAT; #SANDYKOUFAX1956TOPPSGRAYBACKPSA9; #SATCHELPAIGE48LEAFSGC30; #SEAGERORANGEREFRACTORBASKET; #SERENA03NETPROPSA10BASKET; #SHOELESSJOEJACKSON1915PSA8; #STEPHCURRYSNEAKERS; #TATISBOWMANBLACKLABEL; #TATUMFLAWLESS10; #TEDWILLIAMS1939PLAYBALL; #THEROCKBUMBLEBEEPSA10; #TIGERPUTTER; #TIGERSIFORKIDS; #TIGERSPAUTHENTICBGS9.5; #TIMDUNCANPMGGREEN; #TRAEYOUNGFLAWLESSBGS9; #TRAEYOUNGFLAWLESSGREENBGS9; #TREVORLAWRENCELEAFBASKET; #TROUTFINESTSUPERFRACTOR; #TYSONRCBGS9BASKET; #UNITAS1965JERSEY; #UNITASPSA8; #WARRENSPAHN1948LEAFPSA9; #WILTCHAMBERLAIN1961FLEERRCPSA9; #WILTCHAMBERLAIN61PSA9; #YAODUNCANDIRKTRIPLELOGOMAN; #YASTRZEMSKIRC9BASKET; #ZIONPRIZMSBLUEBGS10; #ZIONRPABGS9;

Item 7. Departure of Certain Officers

On April 12, 2024, Jarod Winters who was President, Authorized Representative, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Chief Compliance Officer of Collectable Technologies Inc., sole member of CS Asset Manager, LLC, (the “Manager”), the sole Manager of Collectable Sports Assets, LLC (the “Company”) was terminated.

On April 15, 2024, Adeliza Pérez-Johnson assumed Mr. Winters’ responsibilities until her successor is elected and qualified.

Item 9. Other Events

As of April 15, 2024, the Company moved its corporate offices to 484 Broome St., New York, NY 10013. The Company also changed its registrant phone number to (646) 666-0515.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: April 15, 2024	By:	/s/ Adeliza Pérez-Johnson
Chief Operating Officer

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